

May 9, 2011

Via E-mail
William F. Borne, Chairman
Amedisys, Inc.
5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816

   RE: **Amedisys, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed February 22, 2011
       File No. 0-24260

Dear Mr. Borne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis
Results of Operations, page 35

1. We note that your home health care revenues included $1.3 billion and $1.2 billion from Medicare for the years ended December 31, 2010 and 2009, respectively. We also note that the primary increase in your home health care revenues is due to increased Medicare program base episodic rates. Considering that the health care reform bills mandated reductions in the base rates for 2011, please provide an analysis of the trends management expects to see in revenues. Please discuss whether these trends and uncertainties are reasonably likely to have a material impact on your results of operations and liquidity. Refer to Item 303 of Regulation S-K and Section III of our Release 33-8350. Please provide us with the text of your proposed disclosure to be included in future filings, including any amendments to this Form 10-K.

Item 9A. Controls and Procedures

Inherent Limitations on Effectiveness of Controls, page 54

2. We note management's expectation that disclosure controls will not prevent or detect all errors and all fraud and that a control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met. In future Exchange Act filings, please revise to disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. Refer to Section II.F.4 of SEC Release 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports which is available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds,
Assistant Director